FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



sappi

1st

2nd

3rd

4th

quarter
results
ended
December
2005

Sappi is the world's leading producer of coated fine paper

■	Coated fine paper	63%
■	Uncoated fine paper	5%
■	Coated specialities	9%
■	Commodity paper	9%
■	Pulp	12%
■	Other	2%

Sales by product group *

■	North America	30%
■	Europe	41%
■	Southern Africa	16%
■	Asia and other	13%

Sales: where the product is sold *

■	North America	29%
■	Europe	45%
■	Southern Africa	26%

Sales: where the product is manufactured *

■	South Africa	41%
■	North America	49%
■	Europe and ROW †	10%

Geographic ownership **

*   *for the quarter ended December 2005*
** *as at 31 December 2005*
†   *Rest of World*



financial highlights

- Headline EPS 1 US cent; EPS – breakeven

- Prices stable; higher input costs

- Improved supply/demand balance

- Pension restructuring gains

- IFRS reporting adopted

summary

	Dec 2005	Quarter ended Sept 2005 **	Dec 2004 **	Year ended Sept 2005 **
Sales (US$ million)	1,175	1,388	1,256	5,018
Operating profit (loss) (US$ million)	49	12	12	(109)
Operating profit (loss) to sales (%)	4.2	0.9	1.0	(2.2)
EBITDA (US$ million) *	163	135	137	381
EBITDA to sales (%) *	13.9	9.7	10.9	7.6
Operating profit (loss) to average net assets (%)	4.8	1.2	1.0	(2.5)
Headline EPS (US cents) *	1	(4)	11	18
EPS (US cents)	–	(12)	(8)	(84)
Return on average equity (ROE) (%) *	–	(6.7)	(3.6)	(10.7)
Net debt (US$ million) *	2,072	2,008	2,378	2,008
Net debt to total capitalisation (%) *	42.3	40.9	41.1	40.9

*   Refer to page 18, Supplemental Information for the definition of the term.

** Comparative amounts have been restated to take into account the effect of the adoption of International Financial Reporting Standards (Refer to note 2).

Note: The quarter ended September 2005 included an additional week.



comment

Operating conditions remained very difficult this quarter in our Fine Paper business. Raw material and energy cost escalation was not matched with price increases despite a modest improvement in industry shipments on the prior year and the closure of coated fine paper capacity by a number of manufacturers.

The supply/demand balance of the coated fine paper market, as measured by industry shipments to capacity, continued to improve and business drivers such as GDP growth and advertising spend growth remain positive.

Group sales were US$1.175 billion, a reduction of US$81 million on the equivalent quarter last year. Currency movements were the primary reason for this shortfall.

Average prices realised for coated fine paper in local currency terms were similar to the prior quarter, with a small increase registered in North America and a small decrease in Europe. Market prices for softwood pulp (NBSK) in US$ increased 1.7% in comparison to the prior quarter; hardwood pulp prices were flat.

The price impact of higher wood, energy and chemical costs this quarter reduced our operating earnings by US$11 million in comparison to the prior quarter and US$29 million in comparison to the same quarter last year. Our cost savings programmes yielded US$17 million of savings, calculated from the base of the fourth quarter of 2005. These savings are not yet at the rate required to reach our overall cost savings target for 2006.

Mill maintenance shut costs, which typically peak in our first and third quarters were US$11 million.

The gain at the operating profit level from the fair value adjustment on plantations, net after fellings was US$7 million for the quarter which was largely due to cost reductions in our forestry operations. This gain was lower than the US$27 million gain recorded in the prior quarter and US$14 million in the equivalent quarter last year.

We restructured employee pension plans in the US and the Netherlands this quarter which will reduce our annual pension charge by approximately US$5 million. This restructuring resulted in non-recurring pre-tax benefits this quarter of US$28 million.

Our operating profit was US$49 million compared to US$12 million recorded in both the prior quarter and the equivalent quarter last year. This disguises a weaker underlying performance when taking into account the significant pension restructuring credit this quarter and impairment and restructuring charges reflected in the comparative quarters.

Net finance costs of US$27 million were US$6 million higher than the prior year due to lower fair value gains from financial instruments.

A tax charge of US$22 million was recorded this quarter. US$9 million of this stemmed from tax on the dividend (secondary tax on companies). The tax rate was also high this quarter due to unrelieved tax losses at certain operations.

Headline earnings per share for the quarter was 1 US cent and earnings per share were breakeven. Headline EPS in the equivalent quarter last year was 11 US cents while the net loss per share was 8 US cents.

cash flow and debt

Cash generated by operations was US$122 million, US$20 million lower than a year ago due primarily to reduced volumes and higher input costs. Cash utilised improved from US$154 million in the first quarter of 2005 to US$84 million this quarter. The main reasons for the improvement were a smaller increase in working capital and the fact that the comparative quarter included the payment of our equity contribution for our Chinese joint venture.

Working capital increased US$80 million during the quarter (first quarter 2005: US$103 million), mainly as a result of decreased payables in line with a lower level of activity in December.

Capital expenditure this quarter was US$72 million, which represents 74% of the depreciation charge for the period.

Net debt at the end of the quarter was US$2.072 billion, an increase of US$64 million on the position at the end of the prior quarter (both amounts are stated as per IFRS) but a significant reduction compared to a year earlier. This increase was due to cash utilised in the quarter. The ratio of net debt to total capitalisation was 42.3%, compared to 40.9% at September 2005. This is well within our target range (revised for IFRS adoption) of 30% to 55%.

international financial reporting standards

We commenced reporting under International Financial Reporting Standards (IFRS) this quarter and have restated the prior periods shown in this earnings release. This restatement resulted in an improvement of headline EPS for 2005 of 11 US cents per share for the 2005 financial year. This was primarily due to pension fund amortisation costs which are no longer required of US$19 million and gains on a financial instrument that no longer qualified for hedge accounting of US$15 million, offset by an additional charge of US$10 million for share-based payments.

The change to reporting under IFRS had a number of effects on our balance sheet. Previously disclosed but unrecognised actuarial employee benefit losses were recognised, resulting in an increase of US$249 million in pension and other post retirement benefit liabilities and a US$86 million reduction in other non-current assets. In addition to this, a significant portion of our securitised receivables amounting to US$268 million were brought onto the balance sheet, increasing both trade receivables and short-term debt.

operating review for the quarter

Sappi Fine Paper

	Quarter ended Dec 2005 US$ million	Quarter ended Dec 2004 US$ million	% change	Quarter ended Sept 2005 US$ million
Sales	943	1,014	(7.0)	1,119
Operating profit (loss)	15	21	(28.6)	(21)
Operating profit (loss) to sales (%)	1.6	2.1	–	(1.9)
EBITDA	95	110	(13.6)	66
EBITDA to sales (%)	10.1	10.8	–	5.9
RONOA pa (%)	1.9	2.3	–	(2.7)

Sales volumes from our fine paper businesses fell 1.7% on the equivalent quarter last year which is disappointing in light of the modest increase in shipments achieved by the industry in both Europe and North America.

The key concern for management is the slower than anticipated rate of improvement in the earnings of our North American business.

Our South African fine paper business broke even at the operating level which was a marked improvement on the US$15 million loss in the prior quarter.

Europe

	Quarter ended Dec 2005 US$ million	Quarter ended Dec 2004 US$ million	% change (US$)	% change (Euro)	Quarter ended Sept 2005 US$ million
Sales	520	574	(9.4)	(2.3)	596
Operating profit	14	31	(54.8)	(51.3)	42
Operating profit to sales (%)	2.7	5.4	–	–	7.0
EBITDA	61	80	(23.8)	(17.8)	94
EBITDA to sales (%)	11.7	13.9	–	–	15.8
RONOA pa (%)	3.2	6.3	–	–	9.6

European industry shipments of coated fine paper grew 1.6% this quarter in comparison to the prior year resulting in capacity utilisation levels above 90%. Several domestic markets such as Germany demonstrated strong growth, which more than offset lower export sales. Sappi Fine Paper Europe's coated fine paper market share was unchanged from the prior year level.

The sharp fall in sales from the equivalent quarter last year was largely due to currency translation. Average prices in Euro terms were virtually flat on last year, and total volumes declined 2.1%. The remainder of the 9.4% fall in sales was due to the translation of Euro sales into our reporting currency of US Dollars at a weaker Euro/US Dollar rate.

In comparison to the prior quarter, our average realised sales price in Euro terms was down 0.6%; in US Dollar terms the price reduction was greater due to the weakening of the Euro.

Higher energy prices accounted for the majority of the US$14 million negative price impact from wood, energy and chemical costs in comparison to the equivalent quarter last year.

Our shipments to capacity ratio was 91%. We expect this to improve in the second quarter due to a seasonal demand pickup. This seasonal pickup, in conjunction with announced capacity closures should help further improve market conditions.

We are exploring options for our speciality paper Nash Mill which could involve the relocation of production or disposal.

North America

	Quarter ended Dec 2005 US$ million	Quarter ended Dec 2004 US$ million	% change	Quarter ended Sept 2005 US$ million
Sales	345	357	(3.4)	424
Operating profit (loss)	1	(13)	–	(48)
Operating profit (loss) to sales (%)	0.3	(3.6)	–	(11.3)
EBITDA	31	23	34.8	(16)
EBITDA to sales (%)	9.0	6.4	–	(3.8)
RONOA pa (%)	0.3	(3.6)	–	(15.4)

In the US, domestic apparent consumption (purchases) fell slightly, but shipments from manufacturers increased 3.0% to fill the gap left by a sharp fall in imports. This increase in shipments in conjunction with capacity closures led to an improvement in industry operating rates in comparison to the prior year.

The ramp-up of our reconfigured North American mill system following the closure of PM 4 at Muskegon was slower than anticipated, which reduced production volumes and delayed the realisation of cost savings from the restructuring. Sales volumes were also constrained by lower than expected production at Somerset, resulting in coated fine paper market share losses in October and November.

Total sales volumes fell 1.7% in comparison to last year due to both lower pulp sales and a 1% decline in paper sales. Average realised prices also fell 1.7% in comparison to the prior year.

In comparison to the prior quarter, our average realised sales price increased 1.2% due to both mix and the partial implementation of an announced US$20 per ton price increase. At the end of January 2006, we announced a price increase of US$50 per ton effective on web and selected sheet products.

The price impact of wood, chemical and energy cost escalation in comparison to the equivalent quarter last year was US$11 million. Higher energy costs were the primary driver of the increase.

It was announced during the quarter that the majority of our US salaried employees will stop accruing future benefits in the company's defined benefit pension plans and that the 401(k) savings plan would be redesigned for those affected. A one-time pre-tax gain related to these changes in the pension plan of approximately US$17 million was recorded in the quarter.

operating review for the quarter (continued)

Fine Paper South Africa

	Quarter ended Dec 2005 US$ million	Quarter ended Dec 2004 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2005 US$ million
Sales	78	83	(6.0)	0.4	99
Operating profit	–	3	–	–	(15)
Operating profit to sales (%)	–	3.6	–	–	(15.2)
EBITDA	3	7	(57.1)	(54.2)	(12)
EBITDA to sales (%)	3.8	8.4	–	–	(12.1)
RONOA pa (%)	–	5.3	–	–	36.1

Sales volumes from our South African fine paper business returned to a similar level as the same quarter last year after a big boost in the prior quarter from an extra accounting week and increased export sales to reduce inventories.

Despite the small increase in sales volumes in comparison to the prior year, total sales fell sharply due primarily to the translation effect of the weaker Rand. Sales prices in Rand terms fell 0.9% in comparison to last year, but in US Dollar terms this fall was 7.2%.

Operating profit showed a marked improvement in comparison to the prior quarter. This was due to a higher proportion of domestic sales and the benefits of higher pulp integration from the startup of a new bleach plant at Stanger.

Forest Products

	Quarter ended Dec 2005 US$ million	Quarter ended Dec 2004 US$ million	% change (US$)	% change (Rand)	Quarter ended Sept 2005 US$ million
Sales	232	242	(4.1)	2.4	269
Operating profit (loss)	37	(7)	–	–	35
Operating profit (loss) to sales (%)	15.9	(2.9)	–	–	13.0
EBITDA	70	29	141.4	157.9	70
EBITDA to sales (%)	30.2	12.0	–	–	26.0
RONOA pa (%)	10.9	(1.9)	–	–	10.8

Pulp and paper sales volumes from our Forest Products business fell 9.2% on the prior year. The key reasons for this were reduced waste paper sales, the curtailment of low-priced export sales, and the fact that the prior quarter included significant sales from inventory at our Usutu mill.

Demand for chemical cellulose remained strong, and this business benefited from the weakening of the Rand in comparison to the US Dollar. NBSK pulp price increases have been announced for February 2006 – if accepted, this will have a positive impact on Saiccor's profitability, although the current strength of the Rand will be an offsetting factor.

Local sales of containerboard, white top liner, and newsprint exceeded expectations this quarter. Local newsprint sales were limited only by capacity constraints at Ngodwana; some exports of newsprint have been discontinued in favour of domestic sales. Strong sack kraft demand was consistent with the booming construction industry in South Africa, and product development efforts to offer a wider range of sack products continues.

Demand for Usutu's unbleached pulp has been hampered by market preference for higher brightness pulp. The installation of an oxygen delignification plant in the third quarter will help to address this issue.

Sawn timber demand is very buoyant, driven by the local construction market. Tight timber supplies are likely to translate into price increases in the second quarter.

outlook

The short term outlook for our business is difficult and will be dependent, in the coming quarters, on the outcome of the price increases that we are currently implementing. In addition to these price increase initiatives, we will continue to focus on cost control in all of our businesses, but we are unlikely to recover enough costs to fully offset recent input price increases, particularly higher energy prices. In this environment, we could experience some deterioration in underlying earnings per share in the second quarter relative to the first quarter before any plantation revaluation adjustments.

The longer term outlook for supply and demand in our coated fine paper business has, however, improved. Paper machine closures that total approximately 10% of North American coated fine paper capacity have been announced. We believe that further rationalisation of high cost capacity, particularly in Europe, is necessary, but the closures already announced should have a positive impact. In addition to improvements on the supply side of our business, positive GDP indicators in key consuming countries such as Germany and Japan and related improvements in advertising spend forecasts suggest that the demand side of our business is also likely to improve. The likelihood of higher pulp prices is also a positive indicator for our business.

On behalf of the Board

| J C A Leslie | D G Wilson | |
| Director | Director | 3 February 2006 |

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

financial results

for the quarter ended December 2005

group income statement

	Reviewed Quarter ended Dec 2005 US$ million	Restated Reviewed Quarter ended Dec 2004 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Sales	1,175	1,256	(6.4)	5,018
Cost of sales	1,042	1,114		4,507
Gross profit	133	142	(6.3)	511
Selling, general and administrative expenses	83	87		361
	50	55		150
Other expenses	1	43		259
Operating profit (loss)	49	12	308.3	(109)
Net finance costs	27	21		80
Net paid	32	33		125
Capitalised	(1)	–		(1)
Net foreign exchange gains	(1)	(2)		(5)
Change in fair value of financial instruments	(3)	(10)		(39)
Profit (loss) before tax	22	(9)	–	(189)
Taxation – current	8	8		45
– deferred	14	1		(45)
Net loss	–	(18)	–	(189)
Loss per share (US cents)	–	(8)		(84)
Headline earnings per share (US cents) *	1	11		18
Weighted average number of shares in issue (millions)	225.9	226.0		225.8
Diluted loss per share (US cents)	–	(8)		(84)
Diluted headline earnings per share (US cents) *	1	11		18
Weighted average number of shares on fully diluted basis (millions)	226.7	227.3		226.7
Calculation of Headline earnings *				
Net loss	–	(18)		(189)
Loss on disposal of property, plant and equipment	–	–		2
Write-off of assets	1	1		6
Impairment of property, plant and equipment	1	41		219
Debt restructuring costs	–	–		2
Headline earnings	2	24		40

* Headline earnings disclosure is required by the JSE Limited.

group balance sheet

	Reviewed Dec 2005 US$ million	Restated Reviewed Sept 2005 US$ million
ASSETS		
Non-current assets	4,203	4,244
Property, plant and equipment	3,289	3,333
Plantations	614	604
Deferred taxation	67	70
Other non-current assets	233	237
Current assets	1,668	1,645
Inventories	751	711
Trade and other receivables	543	567
Cash and cash equivalents	374	367
Total assets	5,871	5,889
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,512	1,589
Non-current liabilities	2,474	2,547
Interest-bearing borrowings	1,533	1,600
Deferred taxation	378	367
Other non-current liabilities	563	580
Current liabilities	1,885	1,753
Interest-bearing borrowings	700	616
Bank overdraft	213	159
Other current liabilities	784	858
Taxation payable	120	120
Shareholders for dividend	68	–
Total equity and liabilities	5,871	5,889
Number of shares in issue at balance sheet date (millions)	225.9	225.9

group cash flow statement

	Reviewed Quarter ended Dec 2005 US$ million	Restated Reviewed Quarter ended Dec 2004 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
Operating profit (loss)	49	12	(109)
Depreciation, fellings and other amortisation	114	125	490
Other non-cash items (including impairment charges)	(41)	5	188
Cash generated by operations	122	142	569
Movement in working capital	(80)	(103)	(30)
Net finance costs	(45)	(39)	(127)
Taxation paid	(7)	(27)	(43)
Dividends paid	–	–	(68)
Cash (utilised in) retained from operating activities	(10)	(27)	301
Cash effects of investing activities	(74)	(127)	(379)
	(84)	(154)	(78)
Cash effects of financing activities	94	24	(37)
Net movement in cash and cash equivalents	10	(130)	(115)

group statement of recognised income and expenses

	Reviewed Quarter ended Dec 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million
Pension fund assets not recognised	(1)	–
Exchange differences on translation of foreign operations	(11)	179
Net (expenses) income recorded directly in equity	(12)	179
Net loss for the period	–	(18)
Total recognised (expenses) income for the period	(12)	161

notes to the group results

1. **Basis of preparation**

   The condensed quarterly financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). Sappi is reporting under IFRS for the first time for the year ending September 2006. The date of first transition to IFRS is October 2004 and comparative results have been restated accordingly. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

   These quarterly results have been prepared in accordance with IAS 34 (Interim financial reporting). The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2005, except as disclosed below.

   The preliminary results for the quarter have been reviewed in terms of International Standards on Review Engagements by the group's auditors, Deloitte & Touche. Their unqualified review report includes an emphasis of matter that amendments to the interpretive guidance issued by the date of this announcement and the finalisation of the financial statements for the year ending September 2006, may result in changes to the restatements published. This report is available for inspection at the company's registered offices.

2. **Effect of the first time adoption of IFRS**

   As discussed in Note 1, the group has adopted International Financial Reporting Standards (IFRS) in preparing their consolidated financial statements for the year ending September, 2006. For purposes of these interim financial statements, the group has developed accounting policies based on IFRS issued to date that will be effective at our reporting date of September, 2006. IFRS 1, First-time Adoption of International Financial Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS financial statements. The accounting policies used in these financial statements are subject to change up to the reporting date of our first IFRS financial statements. Management does not believe the final accounting policies will change materially from those utilised in the preparation of the accompanying interim financial statements.

   The following exemptions in accordance with IFRS 1 were considered:

   - Business Combinations – IFRS 3
     The group has elected not to retrospectively apply the requirements of IFRS 3 for Business Combinations that occurred prior to October 2004.

notes to the group results (continued)

- Share based payments – IFRS 2

  The group has applied the share based payment exemption therefore IFRS 2 is only applicable to equity instruments granted after 7 November 2002 that were not vested by 1 January 2005. Liabilities arising from cash-settled share-based payments settled after 1 January 2005 are subject to IFRS 2. For instruments vesting on or after 1 January 2005, Sappi has recognised a charge in the income statement and set up a separate category in shareholders' equity for all share options and awards, based on the fair value of the awards as calculated at the grant date.

- The effects of changes in foreign exchange rates - IAS 21

  Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004.

Adjustments on adoption of IFRS

The adoption of IFRS led to changes in the Group's financial position, financial performance and cash flows. The significant differences between previously reported SA GAAP financial statements and IFRS are as follows:

- Employee benefits – IAS 19

  Previously unrecognised actuarial employee benefit losses were recognised at October 2004, resulting in an increase in pension and other post employment benefits liabilities and a corresponding reduction in equity and deferred tax liability. These adjustments also led to a reduction in employee benefit expense in profit for the period. Sappi has elected to adopt the policy of recognising actuarial gains and losses in the period in which they occur. The gains and losses are recognised outside of profit for the period in the statement of recognised income and expenses.

- Share based payments – IFRS 2

  Sappi has recognised a charge in the income statement and set up a separate category in shareholders' equity for all share options and awards, based on the fair value of the awards as calculated at the grant date. The cost of the share option and grants are reflected in the income statement over the vesting period. This IFRS change had no impact on the comparative total shareholders' equity as a Share Based Payment Reserve is created with the equal and opposite amount included in distributable reserve.

- Financial instruments – IAS 39

  A significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. The related expense is no longer reflected in S,G & A but is included in finance costs. This caused an increase in finance costs and decrease in S,G & A of US$15 million for the year ended September 2005 (December 2004: US$5 million).

  Cash flow hedges on inter-company loans, accounted for in equity, no longer qualify for hedge accounting under IAS 39. As a result these instruments are now recognised at fair value through profit and loss.

- The effects of changes in foreign exchange rates – IAS 21

  Sappi has elected to apply the exemption in IFRS 1 which allows the cumulative translation differences of all foreign operations to be reduced to zero at the date of transition to IFRS which is October 2004. The Foreign Currency Translation Reserve (Non Distributable Reserve) was transferred to distributable reserves. This IFRS change has no impact on total shareholders' equity.

  There are no other accounting policy changes relevant to the first time adoption of IFRS.

Reconciliation of previous SA GAAP to IFRS for Shareholders' Equity

	Reviewed Year ended Sept 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million	Reviewed IFRS transition Oct 2004 US$ million
Total equity presented under SA GAAP	1,881	2,248	2,157
Impact on retained earnings:			
Recognition of previously unrecognised actuarial losses – IAS 19	(345)	(291)	(300)
Deferred taxation impact of IAS 19 change	48	88	93
Share based payments – IFRS 2	(20)	(13)	(9)
Release of cash flow hedge reserve – IAS 39	14	7	(2)
Foreign Currency Translation Reserve cleared at October 2004	244	244	244
Share based payment reserve – IFRS 2	20	14	9
Hedging Reserves – IAS 39	(13)	(7)	2
Foreign Currency Translation Reserve	(240)	(256)	(244)
Total equity and reserves presented under IFRS	1,589	2,034	1,950

Reconciliation of previous SA GAAP to IFRS for net loss

	Reviewed Year ended Sept 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million
Net loss under SA GAAP	(213)	(29)
Reduction in expense due to recognition of actuarial gains and losses – IAS 19	23	6
Deferred taxation impact of IAS 19	(4)	(1)
Share based payment expense – IFRS 2	(10)	(3)
Gains and losses from cash flow hedges that do not qualify for hedge accounting – IAS 39	22	13
Deferred taxation impact of IAS 39	(7)	(4)
Net loss under IFRS	(189)	(18)

notes to the group results (continued)

IFRS cash flow statement impact

The reduction in employee benefit expense attributed to an increase in operating profit (loss) and a corresponding decrease in non cash items. Share based payment costs led to a decrease in operating profit and an increase in non cash items. The recognition of securitised debtors caused the relating costs to be reflected under finance costs instead of included in operating profit.

IFRS impact on net debt

In accordance with IAS 39 a significant portion of our securitised receivables was brought back on balance sheet, increasing trade and other receivables by US$268 million and short term debt by US$346 million and decreasing other payables by US$78 million at September 2005. This resulted in an increase in net debt of US$346 million from US$1,662 million to US$2,008 million at September 2005.

	Reviewed Quarter ended Dec 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million
3. Reconciliation of movement in shareholders' equity		
Balance – beginning of year as reported	1,881	2,157
IFRS adoption (refer note 2)	(292)	(207)
Recognition of previously unrecognised actuarial losses – IAS 19	(345)	(300)
Deferred taxation impact of IAS 19 change	48	93
Translation differences	5	–
Balance – beginning of year restated	1,589	1,950
Total recognised (expense) income for the period	(12)	161
Dividends paid	(68)	(68)
Share buybacks net of transfers to participants of the share purchase trust	1	(14)
Share based payment reserve	2	5
Balance – end of period	1,512	2,034

	Reviewed Quarter ended Dec 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million
4. Operating profit		
Included in operating profit are the following non-cash items:		
Depreciation, amortisation		
Depreciation of property, plant and equipment	97	108
Other amortisation	–	1
	97	109
Fair value adjustment (gains) on plantations (included in cost of sales)		
Changes in volume		
Fellings	17	16
Growth	(14)	(14)
	3	2
Changes in fair value	(10)	(16)
	(7)	(14)
The above fair value adjustment gains have been offset by silviculture costs	10	11
5. Capital expenditure		
Property, plant and equipment	72	78

	Reviewed Dec 2005 US$ million	Reviewed Sept 2005 US$ million
6. Capital commitments		
Contracted but not provided	112	115
Approved but not contracted	216	198
	328	313
7. Contingent liabilities		
Guarantees and suretyships	87	86
Other contingent liabilities	11	11

supplemental information

definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

* **EBITDA** – earnings before interest (net finance costs), tax, depreciation and amortisation

* **EBITDA to sales** – EBITDA divided by sales

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

Headline earnings – as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in pulp and paper industry for comparative purposes

* **Net assets** – total assets less current liabilities

* **Net asset value** – shareholders' equity plus net deferred tax

* **Net asset value per share** – net asset value divided by the number of shares in issue at balance sheet date

* **Net debt** – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

* **Net debt to total capitalisation** – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

* **ROE** – return on average equity. Net profit divided by average shareholders' equity

* **RONA** – operating profit divided by average net assets

* **RONOA** – operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* **SG&A** – selling, general and administrative expenses

Silviculture costs – growing and tending costs of trees in forestry operations

* The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

supplemental information

additional information

	Reviewed Quarter ended Dec 2005 US$ million	Restated Reviewed Quarter ended Dec 2004 US$ million	Restated Reviewed Year ended Sept 2005 US$ million
Net loss to EBITDA [1] reconciliation			
Net loss	–	(18)	(189)
Net finance costs	27	21	80
Taxation – current	8	8	45
– deferred	14	1	(45)
Depreciation	97	108	422
Amortisation (including fellings)	17	17	68
EBITDA [1]	**163**	**137**	**381**

	Reviewed Dec 2005 US$ million	Restated Reviewed Sept 2005 US$ million
Net debt (US$ million) [2]	2,072	2,008
Net debt to total capitalisation (%) [2]	42.3	40.9
Net asset value per share (US$) [2]	8.07	8.35

[1] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income / expenses as part of EBITDA.*

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under IFRS. EBITDA is not a measure of performance under IFRS. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with IFRS. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

[2] *Refer to page 18, Supplemental Information for the definition of the term.*

supplemental information

regional information

		Quarter ended Dec 2005 Metric tons (000's)	Quarter ended Dec 2004 Metric tons (000's)	% change	Year ended Sept 2005 Metric tons (000's)
Sales					
Fine Paper –	North America	344	350	(1.7)	1,433
	Europe	602	615	(2.1)	2,427
	Southern Africa	79	78	1.3	317
	Total	1,025	1,043	(1.7)	4,177
Forest Products –	Pulp and paper operations	355	391	(9.2)	1,565
	Forestry operations	376	381	(1.3)	1,737
Total		1,756	1,815	(3.3)	7,479

		Reviewed Quarter ended Dec 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Sales					
Fine Paper –	North America	345	357	(3.4)	1,458
	Europe	520	574	(9.4)	2,239
	Southern Africa	78	83	(6.0)	323
	Total	943	1,014	(7.0)	4,020
Forest Products –	Pulp and paper operations	212	222	(4.5)	908
	Forestry operations	20	20	–	90
Total		1,175	1,256	(6.4)	5,018

supplemental information

regional information (continued)

		Reviewed Quarter ended Dec 2005 US$ million	Reviewed Quarter ended Dec 2004 US$ million	% change	Restated Reviewed Year ended Sept 2005 US$ million
Operating profit (loss)					
Fine Paper –	North America	1	(13)	–	(259)
	Europe	14	31	(54.8)	84
	Southern Africa	–	3	–	(11)
	Total	15	21	(28.6)	(186)
Forest Products		37	(7)	–	83
Corporate		(3)	(2)	50.0	(6)
Total		49	12	308.3	(109)
Earnings before interest, tax, depreciation and amortisation charges					
Fine Paper –	North America	31	23	34.8	(122)
	Europe	61	80	(23.8)	284
	Southern Africa	3	7	(57.1)	4
	Total	95	110	(13.6)	166
Forest Products		70	29	141.4	220
Corporate		(2)	(2)	–	(5)
Total		163	137	19.0	381
Net operating assets					
Fine Paper –	North America	1,173	1,424	(17.6)	1,199
	Europe	1,748	2,095	(16.6)	1,735
	Southern Africa	171	246	(30.5)	160
	Total	3,092	3,765	(17.9)	3,094
Forest Products		1,389	1,591	(12.7)	1,325
Corporate and other *		(23)	(79)	(70.9)	55
Total		4,458	5,277	(15.5)	4,474

* Includes investment in joint venture in China. The investment was included in the net operating assets of Sappi Fine Paper Europe at December 2004.

supplemental information

summary rand convenience translation

	Reviewed Quarter ended Dec 2005	Restated Reviewed Quarter ended Dec 2004	% change	Restated Reviewed Year ended Sept 2005
Sales (ZAR million)	7,613	7,618	(0.1)	31,321
Operating profit (loss) (ZAR million)	317	73	334.2	(680)
Net loss (ZAR million)	–	(109)	–	(1,180)
EBITDA (ZAR million) *	1,056	831	27.1	2,378
Operating profit (loss) to sales (%)	4.2	1.0		(2.2)
EBITDA to sales (%) *	13.9	10.9		7.6
Operating profit (loss) to average net assets (%)	4.9	1.0		(2.5)
EPS (SA cents)	–	(49)	–	(524)
Headline EPS (SA cents) *	6	67	(91.0)	112
Net debt (ZAR million) *	13,111	13,431	(2.4)	12,782
Net debt to total capitalisation (%) *	42.3	41.1		40.9
Cash generated by operations (ZAR million)	790	861	(8.2)	3,552
Cash from operating activities (ZAR million)	(65)	(164)	(60.4)	1,879
Net movement in cash and cash equivalents (ZAR million)	65	(788)	–	(718)

* Refer to page 18, Supplemental Information for the definition of the term.

exchange rates

	Dec 2005	Sept 2005	June 2005	March 2005	Dec 2004
Exchange rates:					
Period end rate: US $1 = ZAR	6.3275	6.3656	6.7041	6.2059	5.6480
Average rate for the Quarter: US $1 = ZAR	6.4795	6.5289	6.3738	5.9577	6.0649
Average rate for the YTD: US $1 = ZAR	6.4795	6.2418	6.1732	6.0632	6.0649
Period end rate: EUR 1 = US$	1.1843	1.2030	1.2097	1.2982	1.3456
Average rate for the Quarter: EUR 1 = US$	1.1915	1.2139	1.2678	1.3110	1.2848
Average rate for the YTD: EUR 1 = US$	1.1915	1.2659	1.2811	1.2911	1.2848

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

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note: (1 ADR = 1 sappi share)



notes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006

SAPPI LIMITED,

by /s/ D. G. Wilson

Name: D. G. Wilson
Title: Executive Director: Finance